October 22, 2010

VIA EDGAR and FEDERAL EXPRESS

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Jim B. Rosenberg
Sasha Parikh
Mark Burnhofer
John Krug

	Re:	InterMune, Inc. Form 10-K for the year ended December 31, 2009 Filed March 15, 2010
File No. 0-29801

Ladies and Gentlemen:

On behalf of InterMune, Inc. (the “Company” or “InterMune”), I am hereby responding to comment four of the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 28, 2010 relating to the above-referenced filing. The Staff’s comment four is set forth below in bold and InterMune’s response follows the Staff’s comment four.

General

4.	We acknowledge the representation made on your behalf by Latham & Watkins LLP on page seven of their letter dated August 18, 2010. As previously requested, please provide a statement directly from the company. Please have a fully authorized officer of the company provide this statement separately on EDGAR by acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INTERMUNE, Inc. 3280 Bayshore Boulevard Brisbane, CA 94005 Phone: (415) 466-2200 Fax: (415) 466-2300

The Company acknowledges the Staff’s comment concerning providing a statement by an authorized officer of the Company separately on EDGAR. The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Hodgman
John C. Hodgman
Chief Financial Officer, Intermune, Inc.

cc:	Robin J. Steele, Esq., General Counsel, InterMune, Inc.